UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13) *

CounterPath Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
22228P 20 3
(CUSIP Number)
Steven Bruk 3230 Mathers Avenue West Vancouver, British Columbia Canada V7V 2K5 Telephone: 604.689.8336
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22228P 20 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven Bruk
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 58,657(1)
8. Shared Voting Power 1,304,204(1)
9. Sole Dispositive Power 58,657(1)
10. Shared Dispositive Power 1,304,204(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,385,693(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 21.4% (2)
14. Type of Reporting Person (See Instructions): IN

(1) Steven Bruk is the legal and beneficial owner of 58,647 shares and 22,842 shares that may be acquired on the conversion of deferred share units.  Mr. Bruk's spouse, Karen Bruk, is the legal owner of 115,800 shares.  Karen Bruk is also the sole shareholder of KMB Trac Two Holdings Ltd. ("KMB").  KMB is the legal owner of 1,188,404 shares.  Steven Bruk and Karen Bruk exercise shared investment power over the shares of common stock held by Karen Bruk and KMB.

(2) Calculated based on the aggregate of 6,462,355 shares, which consists of 6,439,513 shares outstanding as of December 4, 2020 and 22,842 shares that may be acquired on conversion of deferred units within sixty days, pursuant to Rule 13d-3 of the Act.

CUSIP No. 22228P 20 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Karen Bruk
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,304,204(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,304,204(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,204(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 20.3%(2)
14. Type of Reporting Person (See Instructions): IN

(1) Karen Bruk (spouse of Steven Bruk) is the legal owner of 115,800 shares. Karen Bruk is also the sole shareholder of KMB. KMB is the legal owner of 1,188,404 shares.  Steven Bruk and Karen Bruk exercise shared investment power over the shares of common stock held by Karen Bruk and KMB.

(2) Calculated based on 6,439,513 shares outstanding as of December 4, 2020.

CUSIP No. 22228P 20 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KMB Trac Two Holdings Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: British Columbia
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,188,404(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,188,404(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,188,404(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 18.5%(2)
14. Type of Reporting Person (See Instructions): CO

(1) KMB is the legal owner of 1,188,404 shares.  Steven Bruk and Karen Bruk exercise shared investment power over the shares of common stock held by Karen Bruk and KMB.

(2) Calculated based on 6,439,513 shares outstanding as of December 4, 2020.

This Amendment No. 13 to the Schedule 13D amends the Schedule 13D originally filed by Steven Bruk, Karen Bruk and KMB Trac Two Holdings Ltd. (collectively, the "Reporting Persons") with the Securities and Exchange Commission on January 31, 2006, as subsequently amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12.  Mr. Bruk beneficially owns approximately 21.4% of the outstanding shares of common stock (each, a "Share") of CounterPath Corporation (the "Issuer") which Shares are held by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented with the following:

Voting Agreement

On December 6, 2020, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Alianza, Inc., a Delaware corporation ("Alianza"), and CounterPath Merger Sub, Inc. ("Merger Sub"), a Nevada corporation and a wholly-owned subsidiary of Alianza, pursuant to which Merger Sub will merge with and into the Company (the "Merger") with the Company surviving the Merger as a wholly owned subsidiary of Alianza. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

In connection with the Merger Agreement, on December 6, 2020, the Reporting Persons entered into a Voting Agreement (the "Voting Agreement") with Alianza. Pursuant to the terms of the Voting Agreement and subject to the terms and conditions thereof, the Reporting Persons are required, among other things, to vote shares of common stock of the Issuer owned by the Reporting Persons, together with any other shares of common stock of the Issuer the voting power over which is directly or indirectly acquired by the Reporting Persons until the termination of the Voting Agreement (the "Stockholders Owned Shares") (i) in favor of the adoption and approval of the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Merger (and in favor of any actions and proposals required, or submitted for approval at any meeting of the Issuer's stockholders, in furtherance thereof); (ii) against any proposal presented to the Issuer's stockholders for approval at any meeting of the Issuer's stockholders, or any written consent in lieu thereof, if the action, transaction or agreement that is the subject of such proposal could be reasonably likely, directly or indirectly, to result in a breach by the Issuer of any covenant, representation, warranty or other obligations of the Issuer set forth in the Merger Agreement; and (iii) against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any Alternative Proposal; (B) any nominee for election to the Issuer's board of directors other than a person nominated by the Issuer's board of directors or any committee thereof; or (C) any other action or proposal to be voted upon by the Issuer's stockholders at any meeting of the Issuer's stockholders, or any written consent in lieu thereof, if such action or proposal is intended, or would be reasonably likely, to prevent, impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement.

Pursuant to the terms of the Voting Agreement and subject to certain limited exceptions, the Reporting Persons have (i) agreed not to Transfer (as defined in the Voting Agreement) any Stockholders Owned Shares of the Issuer held by such Reporting Person and (ii) waived any rights of appraisal or rights of dissent from the Merger.

The Voting Agreement and all obligations thereunder will terminate upon the earliest to occur of (i) the termination of the Voting Agreement by mutual written consent of Alianza and the Reporting Persons, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the Effective Time or (iv) an Adverse Recommendation Change, provided, that, if the Voting Agreement is terminated solely as a result of an Adverse Recommendation Change, the Voting Agreement will be reinstated and will be in full force and effect if the Issuer reverses the Adverse Recommendation Change.

In addition, each Reporting Person has the right to terminate the Voting Agreement upon any reduction in or change in the form of the Merger Consideration as in effect on the date hereof, unless such Reporting Person has consented to such reduction or change.

In addition, each Reporting Person has the right to terminate the Voting Agreement if the End Date is extended, unless such Reporting Person has consented to such extension.

This description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed hereto as Exhibit B, and incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented with the following:

Exhibit A - Joint Filing Agreement

Exhibit B - Voting Agreement dated as of December 6, 2020

Exhibit C - Agreement and Plan of Merger, dated as of December 6, 2020 by and among the Issuer, Alianza, Inc. and CounterPath Merger Sub, Inc. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Issuer on December 7, 2020)

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 7, 2020

Date

/s/ Steven Bruk

Signature

Steven Bruk

Name/Title

December 7, 2020

Date

/s/ Karen Bruk

Signature

Karen Bruk

Name/Title

December 7, 2020

Date

KMB TRAC TWO HOLDINGS LTD.

/s/ Karen Bruk

Signature

Karen Bruk,

President and Director

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.001, of CounterPath Corporation, is being filed on behalf of each of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Each of the undersigned agrees that KMB Trac Two Holdings Ltd. shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated:  December 7, 2020

By:  /s/ Steven Bruk______________

Steven Bruk

Dated:  December 7, 2020

By:  /s/ Karen Bruk_______________

 Karen Bruk

Dated:  December 7, 2020

KMB TRAC TWO HOLDINGS LTD.

By:  /s/ Karen Bruk_______________

 Name:  Karen Bruk

 Title:  President and Director

EXHIBIT B

VOTING AGREEMENT

This Voting Agreement (this "Agreement") is entered into as of December 6, 2020, by and among Alianza, Inc., a Delaware corporation ("Parent") and the undersigned stockholders (the "Stockholders") of CounterPath Corporation, a Nevada corporation (the "Company").  Defined terms used but not defined herein shall have the meanings set forth in the Agreement and Plan of Merger, dated as of December 6, 2020, by and among the Company, Parent and CounterPath Merger Sub, Inc., a Nevada corporation (as may be amended from time to time, the "Merger Agreement").

RECITALS

A. As of the date hereof, the Stockholders "beneficially own" (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) the number of shares of Common Stock, par value $0.001 per share (the "Company Shares"), of the Company set forth on Schedule A (such Company Shares, together with any other shares of Common Stock of the Company the voting power over which is directly or indirectly acquired by the Stockholder until the termination of this Agreement pursuant to the terms hereof, are collectively referred to herein as the "Stockholders Owned Shares").

B. Simultaneously herewith, Parent, Merger Sub and the Company are entering into the Merger Agreement, pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the "Merger").

C. The Company's Board of Directors (the "Board"), in approving the Merger and the Merger Agreement, also approved the execution, delivery and performance of this Agreement by the parties hereto, such that the provisions of Sections 78.411-78.444 of the Nevada Revised Statutes are inapplicable to the execution, delivery and performance of this Agreement by the parties hereto.

D. As a condition to the willingness of Parent to enter into the Merger Agreement, and as an inducement and in consideration therefor, the Stockholders are executing this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Voting Agreement and Grant of Irrevocable Proxy

1.1 Agreement to Vote the Stockholders Owned Shares

(a) From and after the date hereof, at any meeting of the Company's stockholders (or any adjournment or postponement thereof), however called, each Stockholder shall vote (or cause to be voted) in person or by proxy all of the Stockholders Owned Shares owned by such Stockholder:

(i) in favor of the adoption and approval of the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Merger (and in favor of any actions and proposals required, or submitted for approval at any meeting of the Company stockholders, in furtherance thereof);

(ii) against any proposal presented to the Company's stockholders for approval at any meeting of the Company's stockholders, or any written consent in lieu thereof, if the action, transaction or agreement that is the subject of such proposal could be reasonably likely, directly or indirectly, to result in a breach by the Company of any covenant, representation, warranty or other obligations of the Company set forth in the Merger Agreement; and

(iii) against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any Alternative Proposal; (B) any nominee for election to the Board other than a Person nominated by the Board or any committee thereof; or (C) any other action or proposal to be voted upon by the Company's stockholders at any meeting of the Company's stockholders, or any written consent in lieu thereof, if such action or proposal is intended, or would be reasonably likely, to prevent, impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement.

(b) Each Stockholder agrees not to enter into any agreement or commitment with any Person the effect of which would violate or be inconsistent with the provisions and agreements set forth in this Section 1.

1.2 Irrevocable Proxy

(a) In furtherance of the Stockholders' agreements in Section 1.1, each Stockholder hereby appoints Parent and Parent's designees, and each of them individually, as such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the such Stockholder, to vote all Stockholders Owned Shares owned by such Stockholder (at any meeting of the Company's stockholders (or any adjournment or postponement thereof), however called), or to execute one or more written consents in respect of the Stockholders Owned Shares owned by such Stockholder with respect to the matters described in Section 1.1(a).  If any Stockholder fails for any reason to be counted as present or to vote (including by written consent, if applicable) any of the Stockholders Owned Shares in accordance with the requirements of Section 1.1(a), then Parent shall have the right to cause to be present or vote such Stockholders Owned Shares in accordance with the provisions of Section 1.2(a).

(b) Such proxy shall be valid and irrevocable until the valid termination of this Agreement in accordance with (or as otherwise provided in) Section 4.  Each Stockholder represents to Parent that any and all other proxies and powers of attorney heretofore given in respect of the Stockholders Owned Shares owned by such Stockholder are revocable, and that such other proxies have been revoked.  Each Stockholder affirms to Parent that the foregoing proxy is: (i) given in connection with the execution of the Merger Agreement and to secure the performance of such Stockholder's duties under this Agreement, (ii) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (iii) intended to be irrevocable prior to valid termination of this Agreement or as otherwise provided in Section 4.  All authority herein conferred shall survive the death or incapacity of each Stockholder and shall be binding upon the heirs, estate, administrators, personal representatives, successors and assigns of such Stockholder.  Subject to the other terms and provisions of this Agreement, each Stockholder shall retain the right to vote all of the Stockholders Owned Shares owned by such Stockholder on all matters not described in Section 1.1(a).

2. Transfer of Stockholders Owned Shares and Other Actions

2.1 Transfer of Stockholders Owned Shares.  Each Stockholder hereby agrees that, from and after the date hereof until the termination of this Agreement, such Stockholder shall not, directly or indirectly, unless (i) specifically requested by Parent in writing or (ii) expressly contemplated by the terms of this Agreement or the Merger Agreement, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a "Transfer"), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of the Stockholders Owned Shares owned by such Stockholder; provided that this Section 2.1 shall not limit or preclude such Stockholder's right to Transfer any Stockholders Owned Shares to any Affiliate of such Stockholder or any immediate family member of such Stockholder or any trust for the benefit of such Stockholder or any member of such Stockholder's immediate family (each a "Permitted Transferee"), provided that, (A) such Stockholder provides prompt written notice to Parent of such transfer (including providing such other information and documentation related to the proposed Permitted Transferee as Parent may reasonably request) and (B) such Permitted Transferee unconditionally agrees in a written agreement to hold such Stockholders Owned Shares pursuant to, and to be bound by, the terms and conditions of this Agreement as a "Stockholder" hereunder, and to make each of the representations and warranties hereunder in respect of the Stockholders Owned Shares transferred as such Stockholder shall have made hereunder; provided, further, any proposed transfer that does not comply with the obligations imposed under this Section 2.1 shall be deemed null and void ab initio.

2.2 Dividends, Distributions, Etc. in Respect of Stockholders Owned Shares; Additional Stockholders Owned Shares. In the event of a share dividend or share distribution, or any change in the Company Shares by reason of any share dividend or share distribution, share split, recapitalization, combination, exchange of shares or the like, the term "Stockholders Owned Shares" shall be deemed to refer to and include the Stockholders Owned Shares as well as all such share dividends and share distributions and any securities into which or for which any or all of the Stockholders Owned Shares may be changed or exchanged or which are received in such transaction.  Each Stockholder hereby agrees, during the term of this Agreement, to promptly notify Parent of any new Company Shares acquired by such Stockholder, if any, after the execution of this Agreement.  Any such Company Shares shall be subject to the terms of this Agreement as though owned by such Stockholder on the date of this Agreement.

3. Representations and Warranties of the Stockholders.  Each Stockholder hereby represents and warrants to Parent as follows:

3.1 Authority; Binding Nature of Agreement.  Such Stockholder has full power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully such Stockholder's obligations hereunder (including the proxy described in Section 1.2).  This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms.

3.2 Ownership of Shares.  As of the date hereof, such Stockholder beneficially owns the number of Company Shares set forth on Schedule A and, except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such Stockholder is a party relating to the pledge, disposition or voting of any of the Company Shares and there are no voting trusts or voting agreements with respect to the Company Shares.  Such Stockholder has the sole power to vote (or cause to be voted) such Company Shares and has good and valid title to such Company Shares, free and clear of any and all free and clear of all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever ("Encumbrances"), other than those created by this Agreement.  Such Stockholder does not beneficially own any shares of Common Stock of the Company other than the Company Shares.

3.3 No Conflicts.  Neither the execution and delivery of this Agreement by such Stockholder, nor the consummation by such Stockholder of the transactions contemplated hereby, will conflict with, or result in or give rise to, a violation or breach of or a default (with or without notice or lapse of time or both) under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of the Stockholders Owned Shares owned by such Stockholder or such Stockholder's assets may be bound, or violate any applicable Law.

3.4 Reliance by Parent.  Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement and the representations and warranties of such Stockholder contained herein.  Such Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.

4. Termination

4.1 Subject to Section 4.2, this Agreement shall terminate, without further action by any of the parties hereto, and neither Parent nor any Stockholder shall have any rights or obligations under this Agreement, immediately upon the earliest to occur of: (i) the termination of this Agreement by mutual written consent of Parent and the Stockholders, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the Effective Time or (iv) an Adverse Recommendation Change, provided, that, if this Agreement is terminated solely as a result of an Adverse Recommendation Change provided under this clause (iv), this Agreement shall be reinstated and shall be in full force and effect if the Company reverses the Adverse Recommendation Change.

In addition, a Stockholder shall have the right to terminate this Agreement upon any reduction in or change in the form of the Merger Consideration as in effect on the date hereof, unless such Stockholder has consented to such reduction or change.

In addition, a Stockholder shall have the right to terminate this Agreement if the End Date is extended, unless such Stockholder has consented to such extension.

4.2 Notwithstanding Section 4.1, termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party's willful breach of any of the terms of this Agreement prior to the termination of this Agreement.

5. Miscellaneous

5.1 Dissenter's Rights. To the extent permitted by applicable Law, each Stockholder hereby waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that such Stockholder may have under applicable Law.

5.2 Documentation and Information.

(a) Each Stockholder (i) consents to and authorizes the publication and disclosure by Parent and the Company of such Stockholder's identity and holdings of the Stockholders Owned Shares and the nature of such Stockholder's commitments, arrangements and understandings under this Agreement, in any press release, the Proxy Statement or any other disclosure document required in connection with the Merger or any transactions contemplated by the Merger Agreement, and (ii) will use such Stockholder's best efforts to give to Parent and the Company, as promptly as practicable, any information reasonably related to the foregoing as it may reasonably require for the preparation of any such disclosure documents.  Each Stockholder will use such Stockholder's best efforts to notify Parent and the Company, as promptly as practicable, of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent such Stockholder becomes aware that any such information has become false or misleading in any material respect.

(b) Parent (i) consents to and authorizes the publication and disclosure by each Stockholder of Parent's identity and the nature of such Stockholder's commitments, arrangements and understandings under this Agreement in any disclosure documents required in connection with the Merger or any transactions contemplated by the Merger Agreement, and (ii) will use Parent's best efforts to give to each Stockholder, as promptly as practicable, any information reasonably related to the foregoing as it may reasonably require for the preparation of any such disclosure documents. Parent will use Parent's best efforts to notify each Stockholder, as promptly as practicable, of any required corrections with respect to any written information supplied by Parent specifically for use in any such disclosure document, if and to the extent Parent becomes aware that any such information has become false or misleading in any material respect.

5.3 Waivers. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.  No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

5.4 Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission or by e-mail of a .pdf attachment) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

5.5 Applicable Law; Enforcement of the Agreement; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and all proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of any party in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the laws of the State of Nevada, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Nevada.

(b) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the state courts of the State of Nevada, or any federal court sitting in the State of Nevada, in the event any dispute arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the state courts of the State of Nevada, or any federal court sitting in the State of Nevada, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which such party may now or hereafter have to the laying of venue of any proceeding arising out of or relating to this Agreement and (v) agrees that each of the other parties shall have the right to bring any proceeding for enforcement of a judgment entered by the state courts of the State of Nevada or any federal court sitting in the State of Nevada.  Each of the parties agrees that a final judgment in any proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 5.5(b) in any such proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 5.6.  However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

(d) EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.5(D).

5.6 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally; (b) on the date sent if sent by electronic mail; (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier; or (d) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent, to:

Alianza Corporation
1064 S. North County Boulevard, Suite 500
Pleasant Grove, Utah 84062
Attention: Chief Executive Officer
Email:

with a copy (which shall not constitute notice) to:

Holland & Hart LLP
222 South Main Street
Suite 2200
Salt Lake City, Utah 84101
Attention: Marc Porter
Email:

If to a Stockholder, to the address or email address set forth on Schedule A.

5.7 Entire Agreement; Assignment; Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, or among the parties with respect to the subject matter hereof.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the parties' rights, interests or obligations hereunder may be assigned or delegated, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement or any of such rights, interests or obligations by any party without the other parties' prior written consent shall be void and of no effect; provided, further, that Parent may assign this Agreement to an Affiliate thereof.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature.  This Agreement is intended to create a contractual relationship among the Stockholders, on the one hand, and Parent, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto. Without limiting the generality of the foregoing, none of any Stockholder or Parent, by entering into this Agreement, intends to form a "group" for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law with Parent or any other stockholder of the Company.

5.8 Severability.  If any term or provision of this Agreement is held by a court of competent jurisdiction or Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction, such holding shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability or application of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction.  If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a suitable and equitable term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

5.9 Certain Interpretations.  For purposes of this Agreement:

(a) Unless otherwise specified, all references in this Agreement to Sections shall be deemed to refer to Sections of this Agreement.

(b) The Section captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(c) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders.

(d) The words "include," "includes" and "including," when used herein shall be deemed in each case to be followed by the words "without limitation."

(e) The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

5.10 Fees and Expenses. Except as otherwise provided herein, whether the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

5.11 Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Stockholders Owned Shares.  All rights, ownership and economic benefits of and relating to the Stockholders Owned Shares shall remain vested in and belong to the applicable Stockholder, and Parent shall have no authority to direct any Stockholder in the voting or disposition of any of the Stockholders Owned Shares, except as otherwise provided in this Agreement.

5.12 Capacity as a Stockholder.  Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall limit or restrict any Stockholder from acting in such Stockholder's capacity as a director or officer of the Company or in the same or a similar position with any intermediate entity through which such Stockholder owns an indirect interest nor shall it limit such Stockholder's actions in fulfilling the obligations of and complying with the fiduciary duties relating to such Stockholder's position as an officer or director of the Company or in a similar position in any intermediate entity to which fiduciary duties apply, including by voting, in his capacity as a director of the Company or any intermediate entity, as such Stockholder believes, in such Stockholder's sole judgment, is appropriate.  In this regard, such Stockholder shall not be deemed to make any agreement or understanding in this Agreement in such Stockholder's capacity as an officer or director of the Company or of any intermediate entity with respect to which he had fiduciary duties.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent and the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

PARENT:

ALIANZA, INC.

Signature: /s/ Brian Q. Beutler
 Print Name: Brian Q. Beutler
 Print Title: CEO

STOCKHOLDERS:

WESLEY CLOVER INTERNATIONAL CORPORATION

Signature: /s/ Paul Chiarelli
 Print Name: Paul Chiarelli
 Print Title: President & C.O.O.

 OWEN MATTHEWS

Signature: Owen Matthews

 STEVEN BRUK

 Signature: /s/ Steven Bruk

 KAREN BRUK

Signature: /s/ Karen Bruk

KMB TRAC TWO HOLDINGS LTD.

Signature: /s/ Karen Bruk
 Print Name: Karen Bruk
 Print Title: President

DAVID KARP

Signature: /s/ David Karp

 TODD CAROTHERS

Signature: /s/ Todd Carothers

SCHEDULE A

STOCKHOLDERS OWNED SHARES

Stockholder and Contact Information	Number of Stockholders Owned Shares
Wesley Clover International Corporation	1,649,112 shares
Owen Matthews	227,746.7 shares 71,116.7 deferred share units
Steven Bruk	58,647 shares 22,842 deferred share units
Karen Bruk	115,800 shares
KMB Trac Two Holdings Ltd.	1,188,404 shares
David Karp	32,744.7295 shares 70,000 stock options 203,198 deferred share units
Todd Carothers	18,116.3028 shares 50,000 stock options 94,824.20 deferred share units
Total	3,290,570.7323 shares 120,000 stock options 391,980.9 deferred share units